Joshua Shainess, Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	T Stamp, Inc.

Offering Statement on Form 1-A

Filed November 22, 2021

File No. 024-11724

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 14, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement on Form 1-A of T Stamp, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed November 22, 2021

Cover page

1.	Please clarify whether the approval of Nasdaq for listing of the Class A Common Stock is a condition of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on the Cover Page of the offering circular to clarify that approval of Nasdaq for listing of the Company’s Class A Common Stock is not a condition of the Company proceeding with this Regulation A offering.

Corporate Governance, page 60

2.	Please update the disclosure in this section to state whether or not the Company has added two independent directors to the board in efforts to satisfy the Nasdaq listing rules.

In response to the Staff’s comment, the Company has updated the disclosure under “Corporate Governance” on page 60 of the offering circular to state that the Company has added two independent directors its Board of Directors in order to satisfy the Nasdaq listing rules.

General

3.	Please tell us the significance of the disclosure in your Form 1-U filed November 22, 2021 that the Company has engaged Cherry Bekaert LLP "to update its audit of the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019 to PCAOB standard to meet SEC requirements for the Form 8-A to be declared effective."

As disclosed in the Company’s offering circular, the Company intends to file concurrently (i.e., within 5 days after) with the qualification of the Offering Statement a Form 8-A to register its Class A Common Stock pursuant to the Exchange Act.

To be declared effective, Form 8-A requires financial statements that are audited in accordance with the standards of, and by an accounting firm that is registered with, the Public Company Accounting Oversight Board (PCAOB).

The Company’s financial statements included in the Offering Statement were not audited in accordance with the standards of the PCAOB. As such, the Company engaged Cherry Bekaert LLP, an accounting firm that is registered with the PCAOB, to “updated” its audit according to PCAOB standards.

The Company’s financial statements for years ended December 31, 2020 and 2019 included with this amended Offering Statement are now audited according to PCAOB standards.

Thank you again for the opportunity to respond to your questions on the Offering Statement of T Stamp, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Gareth Genner

Chief Executive Officer

T Stamp, Inc.